Exhibit 99.76
October 13, 2006
British Columbia Securities Commission
Alberta Securities Commission
The Securities Division of The Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Dear Sirs/Mesdames:

Re:	Blue Pearl Mining Ltd, - Short Form Prospectus
In connection with the (final) short form prospectus of Blue Pearl Mining Ltd. (the “Corporation”) dated the date hereof (the “Prospectus”) relating to the offering of subscription receipts of the Corporation in each of the Provinces of Canada, we hereby consent to the references to our name on the face page, under the heading “Eligibility for Investment”, under the heading “Certain Canadian Federal Income Tax Considerations” and under the heading “Interest of Experts” in the Prospectus.
We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion or that is within our knowledge as a result of services we performed in connection with such opinion.
This letter is solely for the private information and use of the securities regulatory authorities in Canada and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.
Yours very truly,

Goodman and Carr LLP
G&C Client - 1174399 vl G&C Consent

200 King Street West, Suite 2300 Toronto, Ontario, Canada M5H 3W5 T 416 595 2300 F416 595 0567 www.goodmancarr.com